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                               January 12, 2021

       Adam Berk
       Chief Executive Officer
       Stem Holdings, Inc.
       2201 NW Corporate Blvd, Suite 205
       Boca Raton, FL 33431

                                                        Re: Stem Holdings, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed December 28,
2020
                                                            File No. 333-251761

       Dear Mr. Berk:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. We note your statement that your board recommends that Stem shareholders adopt the merger agreement;
however, it does not appear from the disclosure that Stem shareholders are voting on the
merger. Please revise or advise.
       Questions and Answers about the Merger, page 1

   2. Please clarify the status of the transaction being registered on this Form S-4 that has not been declared
effective. In this regard, we note your press release dated December 30,
                                                        2020 that the merger
has closed. If so, please provide a legal analysis as to how the transaction complied
with the requirements of Section 5 of the 1933 Act.
 Adam Berk
Stem Holdings, Inc.
January 12, 2021
Page 2
The Merger
Background of the Merger, page 56

3.    Please expand this section to discuss the following:

             Which party initiated the deal?
             Why did the parties decide to merge at this time?
             What process did the board undertake in arriving at its decision to enter into the merger?
             How did the board address any potential conflicts of interest?
             Did the parties consider or pursue any alternate transactions? If not, why? If so, what factors led the board to choose this transaction over any others?
             What were the material terms agreed to in the non-binding letter of intent to merge?
             How were the deal value and the pricing mechanism determined?
             How were the material terms of the merger negotiated from the non-binding letter of intent until the execution of the merger agreement? For example, what was proposed by one party with respect to the deal value and other material terms and agreed to by the other party or was a counteroffer made? If there was a counteroffer, how did the parties come to an agreement on the final material term?

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                             Sincerely,
FirstName LastNameAdam Berk
                                                             Division of
Corporation Finance
Comapany NameStem Holdings, Inc.
                                                             Office of Life
Sciences
January 12, 2021 Page 2
cc:       Robert L. B. Diener, Esq.
FirstName LastName